EXHIBIT 12.1
Digital River, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2006	2007	2008	2009	2010
Income from operations	$67,595	$73,914	$71,571	$63,501	$12,993
Add: Fixed charges(1)	3,240	3,331	3,569	6,092	2,438
Earnings as defined	70,835	77,245	75,140	69,593	15,431
Fixed charges(1)	$3,240	$3,331	$3,569	$6,092	$2,438
Ratio of earnings to fixed charges(2)	21.9	23.2	21.1	11.4	6.3

(1)	The significant change in 2009 fixed charges is primarily due to the repurchase of our 2004 Senior Convertible Notes.

(2)	The ratio of earnings to fixed charges is computed by dividing income from operations plus fixed charges by fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and that portion of rental payments under operating leases that we believe to be representative of interest.